Exhibit (k)(7)

ADMINISTRATION AGREEMENT

        AGREEMENT, dated as of September 30, 2004, between Aberdeen Global Income Fund, Inc., a Maryland corporation (the "Fund"), and Aberdeen Asset Management Inc., a Delaware corporation (the "Administrator").

        WHEREAS, the Fund is a non-diversified, closed-end management investment company registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended ("1940 Act"); and

        WHEREAS, the Fund wishes to retain the Administrator to provide certain administrative services in the manner and on the terms and conditions hereinafter set forth; and

        WHEREAS, the Administrator desires to be retained to perform such services on said terms and conditions.

        NOW, THEREFORE, the parties hereto agree as follows:

1.     APPOINTMENT OF ADMINISTRATOR

        The Fund hereby retains AAM to act as Administrator to the Fund as herein set forth. AAM accepts such appointment and agrees to perform or arrange for the performance of the services stated herein.

2.     ADMINISTRATION SERVICES

a.

The Administrator shall provide the services listed in Schedule A, in each case, subject to the control, supervision and direction of the Board of Directors and subject to any necessary review and comment by the Fund's auditors and legal counsel and in accordance with procedures or policies that may be established from time to time by and between the Fund and the Administrator and approved by the Board of Directors.

b.

In performing its duties hereunder, the Administrator shall act in accordance with the charter, bylaws, and Registration Statement on Form N-2 of the Fund, each as amended from time to time, and with instructions of the Board and will conform to and comply with the requirements of the 1940 Act and all other applicable federal and state laws and regulations, and will consult with legal counsel to the Fund, as necessary and appropriate.

c.

The Administrator is hereby authorized to retain one or more third parties and to delegate all or some its duties and obligations hereunder to such persons, provided that such persons shall remain under the general supervision of the Administrator and the Administrator shall be responsible for assuring the performance by such persons of any duty or obligation so delegated. The compensation of such persons shall be paid by the Administrator and no obligation shall be incurred on behalf of the Fund in such respect. The division of the Administrator's duties and obligations hereunder between those to be delegated to a third party and those to be performed by the Administrator shall be in the Administrator's sole discretion and may be changed from time to time by the Administrator. To the extent any of the obligations of the Administrator is delegated to one or more third parties, the Fund agrees to take or cause to be taken any actions reasonably requested by the Administrator that may be necessary or appropriate in connection with such delegation.

3.     COMPENSATION

        The Administrator shall receive from the Fund such compensation for the Administrator's services provided pursuant to this Agreement as may be agreed to from time to time in a written fee schedule approved by the parties and initially set forth in Schedule B to this Agreement. In the event this Agreement is terminated before the end of a month, the fee shall be pro-rated according to the proportion of the month that services were provided and shall be payable within seven days after the date of termination of this Agreement.

4.     INSTRUCTIONS AND ADVICE

        At any time, the Administrator may consult with counsel for the Fund or with the independent accountants for the Fund at the expense of the Fund, with respect to any matter arising in connection with the services to be performed by the Administrator under this Agreement. The Administrator shall not be liable, and shall be indemnified by the Fund, for any action taken or omitted to be taken by it in good faith in reliance upon any written instructions or advice or upon oral instructions or advice received from the Fund's independent accountants or Fund counsel, provided the Administrator can produce sufficient contemporaneous evidence demonstrating receipt of such instructions or advice.

5.     LIMITATION OF LIABILITY; INDEMNIFICATION

        (a)     The Administrator shall not be liable to the Fund for any action taken or omitted to be taken by the Administrator in connection with the performance of its duties or obligations under this Agreement, except for losses, damages or expenses caused by or resulting from or attributable to willful misconduct, bad faith or negligence by the Administrator in the performance of its obligations or duties or by reason of its reckless disregard of the obligations and duties under this Agreement.

        The Fund shall indemnify the Administrator and hold it harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) incurred by the Administrator in or by reason of any claim, demand, action, suit, investigation or other proceeding (including an action or suit by or in the right of the Fund or its security holders) arising out of or otherwise based upon any action actually or allegedly taken or omitted to be taken by the Administrator in connection with the performance of any of its duties or obligations under this Agreement, provided that no indemnification shall be available for acts or omissions attributable to willful misconduct, bad faith or negligence by the Administrator in the performance of its obligations or duties or by reason of its reckless disregard of the obligations and duties under this Agreement, and provided further, that the Administrator shall be entitled to indemnification hereunder only to the extent consistent with the 1940 Act.

        For purposes of this Section 5(a), the Administrator shall include its officers and employees and persons to whom duties or obligations are delegated by the Administrator hereunder.

        (b)     The Administrator shall indemnify and hold harmless the Fund and its directors, officers and agents from and against all damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) incurred by the Fund in or by reason of any claim, demand, action, suit, investigation or other proceeding (including an action or suit by or in the right of the Fund or its security holders) arising out of or otherwise based upon the Administrator's (including for this purpose any person to whom the Administrator has delegated any duties or obligations hereunder) willful misconduct, bad faith or negligence in the performance of its obligations and duties under this Agreement or by reason of its reckless disregard thereof.

        (c)     With respect to any claim for indemnification under this Agreement, the indemnifying party will be entitled to participate at its own expense in the defense of any suit brought to enforce any liability subject to such indemnification and, if it so chooses, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party. In the event the indemnifying party elects to assume the defense of any such suit and retain counsel, the indemnified party, or any of its affiliated persons named as defendant or defendants in the suit, may retain additional counsel but shall bear the fees and expenses of such counsel unless (i) the indemnifying party has specifically authorized the retaining of such counsel or (ii) the indemnified party shall have determined in good faith that the retention of such counsel is required as a result of a conflict of interest, but in no event shall the indemnifying party be obligated to pay the fees and expenses of more than one counsel in addition to counsel to the indemnifying party.

6.     CONFIDENTIALITY; PRIVACY

        The Administrator agrees that, except as otherwise required by law or in connection with any disclosure required by law or applicable regulation, it will keep confidential all records and information in its possession relating to the Fund or its stockholders or stockholder accounts and will not disclose the same to any person except at the request or with the written consent of the Fund.

        The Fund and the Administrator each agree to take all steps necessary to comply with applicable regulations protecting the privacy of nonpublic personal financial information ("Information") of "consumers" and "customers" of the Fund, as those terms are defined in Regulation S-P. To the extent the Fund provides the Administrator with any Information to perform services or functions on its behalf, the Administrator agrees not to disclose or use any such information for any purpose other than to carry out the purposes for which the Fund disclosed the Information or as permitted by law in the ordinary course of business to carry out those purposes. In the event that the Administrator receives any such Information from the Fund, the Administrator agrees to adopt policies and procedures that establish administrative, technical, and physical safeguards for the protection of Information of consumers or customers of the Fund. The Administrator will include a similar provision in all agreements with third parties.

7.     RECORDS

        In compliance with the requirements of Rule 31a-3 under the 1940 Act, and any successor or related regulation relating to books and records, the Administrator agrees that all records which it (or any third party sub-administrator engaged by it) maintains for the Fund shall at all times remain the property of the Fund, shall be readily accessible during normal business hours, and shall be promptly surrendered upon the termination of the Agreement or otherwise on written request. The Administrator further agrees that all records which it (or any third party sub-administrator engaged by it) maintains for the Fund pursuant to Rule 31a-1 under the 1940 Act will be preserved for the periods prescribed by Rule 31a-2 under the 1940 Act unless any such records are earlier surrendered as provided above.

8.     SERVICES NOT EXCLUSIVE

        The services of the Administrator hereunder are not exclusive and nothing in this Agreement shall limit or restrict the right of the Administrator to engage in any other business or to render services of any kind to any other corporation, firm, individual or association. The Administrator shall be deemed to be an independent contractor, unless otherwise expressly provided or authorized by this Agreement.

9.     DURATION, TERMINATION AND AMENDMENT

        This Agreement shall become effective on November 1, 2004. Unless sooner terminated as provided in this Section 9, this Agreement shall continue in effect until December 31, 2005. Thereafter, if not terminated, this Agreement shall continue automatically for successive terms of one year, provided that such continuance is specifically approved at least annually:

(1)	by a vote of a majority of those members of the Fund's Board of Directors who are not parties to this Agreement or "interested persons" of such party; and

(2)	by the Fund's Board of Directors or by a vote of a "majority of the outstanding voting securities" of the Fund.

        This Agreement may be terminated by the Fund at any time without the payment of any penalty, by vote of a majority of the entire Board of Directors or a vote of a "majority of the outstanding voting securities" of the Fund, on 60 days prior written notice to the Administrator, or by the Administrator at any time without the payment of any penalty, on 60 days prior written notice to the Fund.

        As used in this Agreement, the terms "majority of outstanding voting securities" and "interested persons" shall have the same meaning as such terms have in the 1940 Act.

10.     AMENDMENTS OF THIS AGREEMENT

        This Agreement may be amended by the parties hereto only if such amendment is approved by the Board of Directors of the Fund and such amendment is set forth in a written instrument executed by each of the parties hereto.

11.     GOVERNING LAW

        This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to choice of law principles thereof and in accordance with the 1940 Act. In the case of any conflict, the 1940 Act shall control.

12.     COUNTERPARTS

        This Agreement may be executed by the parties hereto in counterparts, and if executed in more than one counterpart, the separate instruments shall constitute one agreement.

13.     NOTICES

        Any notice or other communication required to be given in writing pursuant to this Agreement shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, (1) to the Administrator at 300 Las Olas Place, 300 S.E. 2nd Street, Suite 820, Fort Lauderdale, FL 33301 Attention: Beverley Hendry, (2) to the Fund at c/o Andrew Smith, Chief Compliance Officer, 45 Broadway, 21st Floor, New York, New York 10006.

14.     ENTIRE AGREEMENT

        This Agreement sets forth the agreement and understanding of the parties hereto solely with respect to the matters covered hereby and the relationship between the Fund and Aberdeen Asset Management Inc. as Administrator. Nothing in this Agreement shall govern, restrict or limit in any respect any other business dealings between the parties hereto unless otherwise expressly provided herein.

15.     NO ASSIGNMENT

        This Agreement shall not be assigned by the Administrator without the prior consent of the Board of Directors of the Fund, although the Administrator may, without the prior consent of the Fund, retain third parties and delegate to those third parties all or some of its duties and obligations under this Agreement.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Aberdeen Global Income Fund, Inc.	Aberdeen Asset Management Inc.

By:/s/ Christian Pittard	By:/s/ Beverley Hendry
Name: Christian Pittard	Name: Beverley Hendry
Title: Treasurer	Title: Director

SCHEDULE A

Services

The Administrator shall provide the services below, subject to the control, supervision and direction of the Board of Directors of the Fund and subject to any necessary review and comment by the Fund's auditors and legal counsel and in accordance with procedures or policies that may be established from time to time by and between the Fund and the Administrator and approved by the Board of Directors for the Fund:

(a)

Provide operational management, including development of guidelines and procedures to improve overall compliance by the Fund and its various agents and coordination of communication between, and monitoring of reports submitted by, the various service providers;

(b)

Propose and carry out policies directed at operational problem inquiry and resolution concerning actual or potential compliance violations, valuation of complex securities, securities trading in problematic markets or correction of pricing errors;

(c)	Furnish officers for the Fund, subject to Board approval;

(d)	Prepare statistical and research data and reports, as required;

(e)	Create and maintain a website to provide account and fund-related information to Fund stockholders;

(f)	Negotiate and oversee service provider contracts, including, but not limited to, sub-administration, sub-accounting, transfer agency, custody, and securities lending;

(g)

Monitor and periodically test the Fund's compliance with its investment objectives, policies and restrictions as set forth in its registration statement, as amended from time to time, or in its annual reports to stockholders;

(h)

Monitor and periodically test, including on required quarterly testing dates, the Fund's compliance with the requirements of Section 851 of the Internal Revenue Code and applicable Treasury Regulations for qualification as a RIC;

(i)

Mail quarterly requests for Quarterly Transactions Reports, Initial Holdings Reports and Annual Holdings Reports to all "access persons" under the terms of the Fund's code of ethics and SEC regulations;

(j)

Prepare, distribute and utilize in compliance training sessions, comprehensive compliance materials, including compliance manuals and checklists, subject to review and comment by the Fund's legal counsel and develop and assist in developing guidelines and procedures to improve overall compliance by the Fund and its various agents;

(k)	Maintain copies of the Fund's Charter and bylaws, as amended from time to time;

(l)	Review and monitor the fidelity bond and errors and omissions insurance coverage and the submission of any related regulatory filings.

(m)	Calculate or arrange for the calculation and publication of the Fund's net asset value in accordance with the Fund's policy as adopted from time to time by the Board of Directors;

(n)

Maintain, or arrange for the maintenance of, certain books and records of the Fund, in appropriate qualified business units if applicable, as mutually agreed upon between the parties hereto, in accordance with the 1940 Act and regulations thereunder;

(o)

Provide the Fund with administrative offices and data processing facilities (which may be the Administrator's own offices and data processing facilities) as well as the services of persons competent to perform such administrative and clerical functions as are necessary or appropriate to provide effective operation of the Fund;

(p)	Maintain the Fund's expense budget and monitor expense accruals;

(q)

Arrange for payment of the Fund's expenses, which may include calculation of various contractual expenses of the Fund's service providers, and the review and approval of invoices for the Fund's account and submission to an officer of the Fund for authorization of payment;

(r)	Oversee and review the calculation of fees paid to any sub-administrator, the transfer agent and the custodian;

(s)	Compute the Fund's yield, total return, expense ratios and portfolio turnover rate as well as various statistical data as reasonably requested by the Fund's Investment Manager or Investment Adviser;

(t)

Prepare, for review and approval by officers of the Fund, financial information for the Fund's quarterly, semi-annual and annual reports, proxy statements and other communications with stockholders required or otherwise to be sent to the Fund's stockholders, and arrange for the printing and dissemination of such reports and communications to stockholders;

(u)

Prepare reports relating to the business and affairs of the Fund as may be mutually agreed upon and not otherwise appropriately prepared by the Fund's custodian, counsel or independent public accountants;

(v)

Provide the necessary financial information to the Fund's independent public accountants to assist them in the preparation of the federal, state and local income tax returns, and any other required tax returns, as may be mutually agreed upon. Review completed tax returns and arrange for approval and execution by officers of the Fund;

(w)	Prepare, or arrange for the preparation of, Form 1099-DIV, and arrange for the distribution of such Form to stockholders;

(x)

Calculate the Fund's annual net investment income (including net realized short-term capital gain) and net realized long-term capital gain to determine the Fund's minimum annual distributions to stockholders and the tax and accounting treatment of such distributions on a per share basis, to be reviewed by the Fund's independent public accountants;

(y)

Prepare, or arrange for the preparation of, any written statements required by Section 19(a) of the 1940 Act and the regulations thereunder to be furnished to stockholders in connection with the payment of dividends and distributions, and arrange for the distribution of such statements to stockholders;

(z)

Prepare, for review by an officer of the Fund, any periodic financial reports required to be filed by the Fund with the SEC, including without limitation on Form N-SAR, Form N-CSR and Form N-Q, and such other reports, forms or filings, as may be mutually agreed upon;

(aa)

Prepare such financial information and reports as may be required by any stock exchange or exchanges on which the Fund's shares are listed, and such other information and reports required by such stock exchanges as may be necessary or appropriate to maintain such listings;

(bb)	Prepare such financial information and reports as may be required by any banks from which the Fund borrows money;

(cc)	Prepare reports related to the Fund's preferred stock, if any, as required by rating agencies;

(dd)	Establish the timeline and coordinate the compilation of the quarterly and any special Board of Directors meeting materials;

(ee)	Attend, and prepare minutes of, in-person and telephonic meetings of the Fund's Board of Directors and any committees thereof, and make presentations at such meetings, where appropriate;

(ff)	Organize, attend, and keep minutes of shareholder meetings;

(gg)

Coordinate and manage the performance of administrative and professional services rendered to the Fund by others, including its custodian, registrar, transfer agent, dividend disbursing agent and dividend reinvestment plan agent, as well as accounting, auditing and such other services as may from time to time be mutually agreed;

(hh)

Consult as necessary with the Fund's officers, independent public accountants, legal counsel, custodian, accounting agent and transfer and dividend disbursing agent in establishing and ensuring compliance with the accounting policies of the Fund;

(ii)	Review implementation of any stock purchase or dividend reinvestment programs authorized by the Board of Directors;

(jj)	Prepare Subchapter M compliance tests for the Fund on a monthly basis;

(kk)

Maintain commercially reasonable back-up systems and other procedures commonly employed by other administrators in the investment company industry to assure the performance of its duties under this Agreement;

(ll)

Provide such assistance to the Fund's Investment Manager, Investment Adviser, transfer agent, custodian, and the Fund's counsel and independent public accountants as generally may be reasonably required to properly carry on the business and operations of the Fund; and

(mm)	Respond to, or refer to the Fund's officers or transfer agent, stockholder inquiries relating to the Fund.

SCHEDULE B

Fees

The Fund shall pay the Administrator a fee at an annual rate equal to 0.15% of the Fund's average weekly net assets, computed based upon the net asset values applicable to the shares of common stock and shares of preferred stock at the end of each week.